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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript of an interview with Sam Ginn, a member of HP's board of directors, regarding the Merger. This transcript is available to the public at www.VotetheHPway.com. A transcript containing excerpts of this interview was filed on December 13, 2001 by HP with the Securities and Exchange Commission pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.


SAM GINN INTERVIEW

WHY DO YOU THINK THIS COMPAQ MERGER IS A REALLY GOOD IDEA?

S: Well, the reason I think it's a good idea is because the board spent a lot of time thinking about our future and it's a complicated world out there with many, many things moving very fast. But the board attempted to look at the way the markets were moving, the assets and capabilities of HP to make sure that we analyzed our competitors.

We ended up with markets that we thought we could be very successful if we participated or entered those markets and ended up with a series of alternatives and the best alternative, in my mind, was the merger with Compaq.

WHAT WILL THIS ACCOMPLISH FOR HP?

S: Well, it makes HP stronger in many, many ways. It helps HP get the scope and scale where, in areas of servers and other high-end enterprise systems that it doesn't have. So it does a lot of things for HP and beyond that, I think that Compaq will offer us some key talents as we look to the future. To the extent that I've met Compaq executives, I think they're going to make a real contribution with HP.

WHAT IS THE STOCK MARKET MISSING ABOUT THIS?

S: Well, I think the stock market sees this as two PC companies coming together as opposed to what the merger is really about. And I must admit to you the first time that we looked at it, I think myself and a number of members of the board felt the same way. But as you get deeper into this process, as you began to understand the strengths that these two companies coming together bring, you begin to get excited about the future. Those of us on the board who spent many, many hours at this, I think understand the true capabilities once these two companies come together.

CAN YOU GIVE THEM A SNAPSHOT OF WHAT YOUR VISION IS FOR THIS NEW COMPANY? YOU KNOW, IF EVERYTHING GOES WELL, A YEAR FROM NOW, 18 MONTHS FROM NOW, WHAT WILL THIS COMPANY BE LIKE AND WHAT FORCE WE'LL BE IN THE MARKET?

S: Well, for the employees of HP, it seems to me it takes us to a whole new level. As I think about how markets operate and how markets perform, we're going to be equivalent to an IBM in many, many ways. We're going to be number one in a whole number of market segments. And that give us a wonderful position to grow and to move on from there. Now I must add that one of the key factors here is getting the implementation done properly. I mean the first year of this merger is going to be extremely important and I call on all HP employees to deliver the results that we expect out of merging these two companies.

If we can do that, get the company positioned in its key markets, then I think the future is outstanding.

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WHY DOESN'T HP JUST STAY THE SAME?

S: Well, I don't think staying where we are is really an option. The high tech world simply moves too fast. You know, technology comes into new markets at an incredible rate. Competitors get stronger or weaker depending on their performance. Government regulations affect almost everything you do. So what this company faces is a whole array of change. We know that and I think what we have to do is position ourselves for that change and I think the Compaq merger does that.

PART OF THE AUDIENCE FOR THIS WILL ALSO BE THE TOP 550 SENIOR MANAGERS IN THE COMPANY, WHAT WOULD YOU LIKE TO SAY TO THEM ABOUT THEIR SPECIAL ROLE IN MAKING THIS SUCCESSFUL?

S: Well, you know, the top managers in HP, first of all I will, I would say they are very talented. I've attended their meetings. I've listened to them. I've observed them and I think HP is blessed with a very talented senior management group and I think one of the things that's exciting about this merger is we can unleash that talent on this new company and I think, I think three years from now, when we look back, if we execute properly we're going to say wow, what a move that was. And I really believe that.

WHAT DO YOU THINK IS AT STAKE HERE? WHAT HAPPENS IF THE MERGER DOESN'T SUCCEED OR WIN APPROVAL?

S: Well, I think if the merger doesn't win approval, life will be tougher in many ways. I don't think we will be as well positioned in the PC business. I don't think that we will be as well positioned in the server enterprise business. I think that the delivery system on the PC side that Compaq has developed is one of the keys to our future so we need that. So I just think that, well, I wouldn't expect HP to not be a successful company. I think the issue here is with the combination, we can do so much better.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's amended registration statement on Form S-4 filed on January 31, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 31, 2002, HP filed an amended registration statement with the SEC containing an amended preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 31, 2002 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 31, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 31, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

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Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer,
and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in Compaq's annual report on Form 10-K for the year ended December 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 31, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

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